

LL aKB CJ

SEC 17016717

SEC Mail Processing Section

MAR 03 2017

Washington DC 409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 9th Floor
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Schussler (415) 616-3404

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 900	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel Schussler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ATEL Securities Corporation,

as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and Chief Accounting Officer
Title

See attached acknowledgement
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 20 17, by Samuel Schussler

______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


SHANNON MAY KERRIGAN
Notary Public - California
San Francisco County
Commission # 2148778
My Comm. Expires Apr 10, 2020

(Seal) Signature ____________

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

To the Board of Directors
ATEL Securities Corporation

We have audited the accompanying financial statement of ATEL Securities Corporation (the "Company") which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ATEL Securities Corporation as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 24, 2017

ASSETS

Cash and cash equivalents	$	304,785
Due from parent and affiliated fund, net		350,062
Prepaid and other assets		4,398
Total assets	$	659,245

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable	$	84,738
Commissions payable, net		118,500
Accrued liabilities		38,202
Total liabilities		241,440
Shareholder's equity		
Common stock, no par: 100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Retained earnings		7,572
Total shareholder's equity		417,805
Total liabilities and shareholder's equity	$	659,245

See accompanying notes.

NOTE 1 - ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2016, through February xx, 2017, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commission Revenue and Expense - Commission revenue is recognized after minimum funding levels are achieved as the offerer accepts each subscription for interests in affiliated Fund units. Commission expenses, which the Company remits to third-party broker/dealers, are recognized when the corresponding commission income is recognized. Certain broker dealers chose to accept a portion of their commission payments in affiliated Fund units rather than in cash. Such settlements amounted to $15,920 for the year ended December 31, 2016, and are included as a component of commissions to third parties.

During 2016, the Company has advanced $166,500 to the soliciting broker dealer for a Fund that is actively seeking subscriptions for units. This amount represents 60% of the total selling commission otherwise payable on the sale of such shares on the final closing date. Such amounts have been reported as an offset against commissions payable.

Cash and Cash Equivalents - Cash and cash equivalents include cash in bank accounts and cash equivalent investments with original maturities of 90 days or less.

Income taxes - As a Sub Chapter S Corporation, the December 31, 2016 net income of the Company is allocated to the shareholder for recognition of Income tax liability or benefit.

The Company applies the Topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions (the Income Taxes Topic). The Income Taxes Topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the Income Taxes Topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2016, financial statements, the Company has no uncertain tax positions based on the criteria established under the Income Taxes Topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2016 was $58,346 which exceeded minimum net capital requirements by $42,250. The ratio of aggregate indebtedness to net capital was approximately 4.14 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The securities business of the Company is limited to acting as a broker for the sale of units of affiliated funds sponsored by ATEL. The Company receives all of its commissions, which is all of the Company's revenue, from these affiliated funds. For the year ended December 31, 2016, the Company earned commissions of $1,869,207 relating to net unit sales of affiliated funds units (or shares). Such net unit sales approximated 1,476,178 units (or shares) valued at $20,658,358. In addition, the Company is reimbursed by affiliated funds for organizing and managing the group of broker-dealers selling the funds' units. During the year ended December 31, 2016, the Company was reimbursed $1,199,219 for these services, which principally consists of payroll costs incurred on behalf of the funds.

During the year ended December 31, 2016, the Company has made or collected short-term advances to/from the Parent or affiliates for working capital purposes.

As of December 31, 2016, the outstanding receivable, net, due from the Parent and an affiliated fund was $350,062.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2016, because it does not hold customer funds or securities.

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

ATEL Securities Corporation

December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 9th Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Schussler (415) 616-3404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 900 (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Schussler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ATEL Securities Corporation,

as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and Chief Accounting Officer

Title

See attached acknowledgement

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2017, by Samuel Schussler

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


SHANNON MAY KERRIGAN
Notary Public - California
San Francisco County
Commission # 2148778
My Comm. Expires Apr 10, 2020

(Seal) Signature ______________________

CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

To the Board of Directors
ATEL Securities Corporation

We have audited the accompanying financial statement of ATEL Securities Corporation (the "Company") which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ATEL Securities Corporation as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 24, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

ATEL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	304,785
Due from parent and affiliated fund, net		350,062
Prepaid and other assets		4,398
Total assets	$	659,245

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable	$	84,738
Commissions payable, net		118,500
Accrued liabilities		38,202
Total liabilities		241,440
Shareholder's equity		
Common stock, no par:100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Retained earnings		7,572
Total shareholder's equity		417,805
Total liabilities and shareholder's equity	$	659,245

See accompanying notes.

NOTE 1 - ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2016, through February xx, 2017, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commission Revenue and Expense - Commission revenue is recognized after minimum funding levels are achieved as the offerer accepts each subscription for interests in affiliated Fund units. Commission expenses, which the Company remits to third-party broker/dealers, are recognized when the corresponding commission income is recognized. Certain broker dealers chose to accept a portion of their commission payments in affiliated Fund units rather than in cash. Such settlements amounted to $15,920 for the year ended December 31, 2016, and are included as a component of commissions to third parties.

During 2016, the Company has advanced $166,500 to the soliciting broker dealer for a Fund that is actively seeking subscriptions for units. This amount represents 60% of the total selling commission otherwise payable on the sale of such shares on the final closing date. Such amounts have been reported as an offset against commissions payable.

Cash and Cash Equivalents - Cash and cash equivalents include cash in bank accounts and cash equivalent investments with original maturities of 90 days or less.

Income taxes - As a Sub Chapter S Corporation, the December 31, 2016 net income of the Company is allocated to the shareholder for recognition of income tax liability or benefit.

The Company applies the Topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions (the Income Taxes Topic). The Income Taxes Topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the Income Taxes Topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2016, financial statements, the Company has no uncertain tax positions based on the criteria established under the Income Taxes Topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2016 was $58,346 which exceeded minimum net capital requirements by $42,250. The ratio of aggregate indebtedness to net capital was approximately 4.14 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The securities business of the Company is limited to acting as a broker for the sale of units of affiliated funds sponsored by ATEL. The Company receives all of its commissions, which is all of the Company's revenue, from these affiliated funds. For the year ended December 31, 2016, the Company earned commissions of $1,869,207 relating to net unit sales of affiliated funds units (or shares). Such net unit sales approximated 1,476,178 units (or shares) valued at $20,658,358. In addition, the Company is reimbursed by affiliated funds for organizing and managing the group of broker-dealers selling the funds' units. During the year ended December 31, 2016, the Company was reimbursed $1,199,219 for these services, which principally consists of payroll costs incurred on behalf of the funds.

During the year ended December 31, 2016, the Company has made or collected short-term advances to/from the Parent or affiliates for working capital purposes.

As of December 31, 2016, the outstanding receivable, net, due from the Parent and an affiliated fund was $350,062.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2016, because it does not hold customer funds or securities.

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

ATEL Securities Corporation

December 31, 2016